Exhibit 99.13

GDSE Consulting
1257579 Canada Ltd. trading as GDSE Consulting

46 Blazing Star Street	☎ +1 416 294 4773
East Gwillimbury, Ontario	✉ kgeol@live.ca
Canada, L9N 0S1

CONSENT OF GEOLOGIST
Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. in connection with the report entitled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” dated March 26, 2018, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 13, 2020

(signed) “David Keller”
__________________________
G. David Keller, P. Geo.
11257579 Canada Ltd.